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Alec Orudjev 202.724.6846 aorudjev@schiffhardin.com

August 30, 2017

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director, Office of Natural Resources
Anuja A. Majmudar, Attorney-Advisor

Re:	TDH Holdings, Inc.
Registration Statement on Form F-1 Filed August 11, 2017
File No. 333-219896

Dear Mr. Schwall:

On behalf of TDH Holdings, Inc. (the “Company”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the F-1 filing as transmitted by a letter dated August 21, 2017 (the “Comment Letter”) to Cui Rongfeng, Chief Executive Officer of the Company. The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. An amended filing to the F-1 Filing (the “Amended F-1 Filing”) reflecting changes in response to your comments is being filed today via the Commission’s EDGAR system.

Tax Matters Applicable to U.S. Holders of our Shares, page 78

1.            We note that PRC counsel is using a short-form tax opinion. Please revise your disclosure to identify counsel, state that the discussion constitutes the opinion of counsel and clearly identify the opinion being rendered. Refer to Section III.C.2 of Staff Legal Bulletin 19. In addition, please have counsel revise their opinion to reflect that the registration statement was filed August 11, 2017.

Response:     Exhibit 8.1 to the Amended F-1 Filing contains a a revised, long-form opinion of the Company’s PRC counsel. In addition, the Company’s disclosures on pp. 78-80 have been revised to address the comment above.

Exhibits

2.            Please file the opinions of Harney Westwood & Riegels and Schiff Hardin LLP referenced under Legal Matters with your next amendment.

Response:    Such legal opinions are filed as Exhibits 5.1 and 8.2 to the Amended F-1 Filing, respectively.

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Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc:	Cui Rongfeng CEO
Ralph V. De Martino, Esq., Schiff Hardin LLP